Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended March 31, 2013
(millions of dollars)
Operating revenues:
Affiliated	$960
Nonaffiliated	2,402

Total operating revenues	3,362
Operating expenses:
Wholesale transmission service	501
Operation and maintenance	672
Depreciation and amortization	786
Provision in lieu of income taxes	234
Taxes other than amounts related to income taxes	415

Total operating expenses	2,608

Operating income	754
Other income and deductions:
Other income	24
Other deductions	67
Nonoperating benefit in lieu of income taxes	(10)
Interest income	17
Interest expense and related charges	377

Net income	$361